United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

May 16, 2022

Commission File Number 001-37791

COCA-COLA EUROPACIFIC PARTNERS PLC

Pemberton House, Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☒
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☒

Coca-Cola Europacific Partners plc (CCEP or the Company)

16 May 2022

Dear Shareholder of Coca-Cola Europacific Partners plc:

We are asking for your support in voting “FOR” all resolutions, as recommended by the Board of Directors, at our upcoming 2022 Annual General Meeting on 27 May 2022.

We have recently received certain proxy advisory services reports from Glass, Lewis & Co. (Glass Lewis) and Institutional Shareholder Services (ISS). While Glass Lewis recommend a “FOR” vote in respect of each recommendation, ISS recommend voting “AGAINST" Resolution 2 (Approval of the Directors’ Remuneration Report), Resolution 23 (Waiver of mandatory offer provisions set out in Rule 9 of the Takeover Code) and Resolutions 3 (regarding the re-election of Manolo Arroyo) and Resolution 15 (regarding the re-election of Mario Rotllant Solá). Consequently, we believe it is important to provide additional context regarding these resolutions beyond that in our Notice of Meeting.

Resolution 2 (Approval of the Directors’ Remuneration Report)

The report from Glass, Lewis & Co. (Glass Lewis) recommends a vote “FOR” Resolution 2 while Institutional Shareholder Services (ISS) recommends a vote “AGAINST”.

The report from ISS recommends a vote “AGAINST” Resolution 2 and states:

•The Committee exercised discretion by determining a vesting level of 45 percent of maximum for the FY2019 LTIP awards despite a formulaic outcome of zero. This use of discretion is not in line with UK best practice.
•The impact of discretion has been significant, with the vested LTIP equivalent to 2.35 times the CEO’s salary and constituting 36 percent of his single-total figure for FY2021.

On the other hand, the report from Glass Lewis recommends a vote “FOR” and concluded that:

•“We recognise the positive shareholder and employee experience in recent years despite the impact of the COVID-19 pandemic. In addition, we acknowledge the limited use of Government support schemes over the period. As such, while somewhat concerned by a discretionary payout under the LTI for the second year running, we believe shareholders can be reasonably satisfied that final outcomes were broadly in line with Company performance and the wider stakeholder experience over the period. Further, we acknowledge the committee's rationale for this use of discretion and recognise its value with respect to the ongoing incentivisation of executives. Consequently, we do not believe that this issue necessarily warrants shareholder action at this time. Nonetheless, we will continue to monitor the utilisation of discretion moving forward, and expect the committee to continue to justify outcomes in the context of broader company performance and the wider stakeholder experience more generally.”

For the Remuneration Committee, a key challenge was to ensure that remuneration outcomes for our people continued to reflect our underlying philosophy. In particular, incentive schemes should deliver outcomes which align with business performance (in the context of COVID-19) and appropriately reflect the experiences of shareholders and wider stakeholders, whilst also continuing to act as an incentive to engage our people to deliver the best possible results. All of our incentive schemes utilise stretching performance targets, set at the start of the relevant period and are designed to drive performance in the context of prevailing expectations for the business. At the same time, in line with best practice, our schemes all include discretionary provisions which allow the Committee to adjust the formulaic result to ensure that the outcome delivered to participants is a fair and appropriate reflection of performance over the period.

More generally the Remuneration Committee is confident that the discretion applied to the CEO’s 2019 LTIP was appropriate reflecting the range of factors outlined in the Statement from the Remuneration Committee Chairman on pages 92-93 of the 2021 Integrated Report and in the Annual Report on Remuneration on pages 98-99 of the 2021 Integrated Report. This also includes detail on the application of discretionary provisions by the Committee in previous years. It should be noted that the Committee has exercised discretionary provisions to reduce incentive outcomes below the formulaic result in two of the four financial years since CCEP’s listing, and to increase incentive outcomes only once (under the 2018 LTIP, as reported last year, to fairly reward performance through the global pandemic). We recognise that the application of upward discretion is relatively unusual in the UK market, however 2021 presented a truly exceptional set of circumstances and we are happy to discuss this further with you.

The CCEP Board and management firmly believe the remuneration decisions made during the year were in the best interests of shareholders, aligned incentive outcomes for all participants to reflect performance through the COVID-19 crisis and enabled CCEP to continue to deliver long-term shareholder value. Accordingly, the Board and management of CCEP recommend voting “FOR” Resolution 2.

Resolution 23 (Waiver of mandatory offer provisions set out in Rule 9 of the Takeover Code)

The report from Glass, Lewis & Co. (Glass Lewis) recommends a vote “FOR” Resolution 23. The report from Institutional Shareholder Services (ISS) recommends a vote “AGAINST” Resolution 23. Both Glass Lewis and ISS have recommended voting “FOR” Resolutions 27 and 28 (Authorities to purchase own shares).

Resolution 23 is a standing item at each Annual General Meeting of the Company to enable CCEP to give effect to Resolutions 27 and 28. Therefore, a share repurchase cannot occur unless Resolution 23 is approved and a vote “AGAINST” Resolution 23 will have the same effect as a vote “AGAINST” Resolutions 27 and 28.

The report from Glass Lewis states:

•“We believe the terms of this proposal are reasonable. The Takeover Code was instituted as a shareholder safeguard in the event that a major shareholder sought a larger stake in the Company, possibly to the detriment of other shareholders.
•In this case, we note that following a repurchase of shares or exercising of options, the concert party may increase their ownership stake in the Company but may not gain control of it without triggering a full takeover bid. Further, we note that the waiver will not apply to an acquisition of ordinary shares.
•We do not believe that this proposal is connected with any sort of takeover attempt by this party, and thus, we do not believe this proposal should warrant shareholder concern at this time. We will, however, monitor the concert party's beneficial ownership in the event that a takeover attempt becomes more likely.”

On the other hand, ISS recommends voting “AGAINST” Resolution 23 based on the application of its standard policy as a result of undefined “concerns over creeping control”. This fails to take into account the purpose of Resolution 23 and Olive Partners, S.A.’s (Olive) stated intentions.

Rule 9 of the Takeover Code applies when any entity holds 30% or more of the voting rights of a company. When a company purchases its own voting shares, any resulting increase in the percentage of shares carrying voting rights will be an acquisition for the purpose of Rule 9. CCEP currently has one shareholder, Olive, which owns approximately 36.4% of our outstanding shares and so any share repurchase would automatically trigger Rule 9 of the Takeover Code and result in an obligation on Olive to make a general offer to shareholders for all the remaining equity share capital of CCEP. Therefore, the intention of Resolution 23 is to enable CCEP to make share repurchases without triggering any obligation on Olive to make a general offer for the Company.

In the Notice of Meeting, Olive has confirmed that it has no intention of changing its approach with respect to CCEP as a result of any increase in its shareholding due to any share repurchase. It has no intention to seek any change to the general nature or any other aspect of the Company's business. Given Olive’s stated position, we believe that any concerns over “creeping control” are therefore unfounded.

As noted above, a share repurchase will not occur unless Resolution 23 is approved.

The CCEP Board and management firmly believe these resolutions are in the best interests of shareholders as they provide the ability to return cash to shareholders, enabling CCEP to continue to deliver long-term shareholder value. Accordingly, the Board and management of CCEP recommend voting “FOR” Resolutions 23, 27 and 28, consistent with the recommendation of Glass Lewis.

Resolution 3 (re-election of Manolo Arroyo) and Resolution 15 (re-election of Mario Rotllant Solá)

The report issued by Glass Lewis recommends voting “FOR” Resolution 3 (the re-election of Manolo Arroyo) and Resolution 15 (the re-election of Mario Rotllant Solá). The report generated by ISS notes that its policy requires remuneration committees to be comprised solely of independent directors. It therefore recommends a vote “AGAINST” the re-election of Mr Arroyo and Mr Rotllant Solá as non-independent members of CCEP’s Remuneration Committee.

The CCEP Board and the Remuneration Committee Chairman, Christine Cross, are of the opinion that the re-elections of Mr Arroyo and Mr Rotllant Solá is appropriate because:

•the terms of reference of the Remuneration Committee stipulate that it must be composed of a majority of INEDs, including for quorum requirements;
•the Remuneration Committee comprises a majority of Independent Non-executive Directors (INEDs), notwithstanding the presence of Mr Arroyo and Mr Rotllant Solá; and
•Mr Arroyo and Mr Rotllant Solá are appointed representatives of the Company’s two largest shareholders – it is natural that these shareholders would want a say on the remuneration of senior executives and there is no conflict of interest with other shareholders.

The CCEP Board and management firmly believe this resolution is in the best interests of shareholders and recommend voting “FOR” Resolutions 3 and 15, consistent with the recommendation of Glass Lewis.

We would be glad to discuss the our recommendations in relation to Resolutions 2, 3, 15 and 23 further with you, should you wish. If you have any questions, or need assistance in submitting your proxy to vote your shares, please contact us at shareholders@ccep.com.

Thank you for your support.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA EUROPACIFIC PARTNERS PLC
(Registrant)
Date: May 16, 2022	By:	/s/ Clare Wardle
	Name:	Clare Wardle
	Title:	General Counsel & Company Secretary